UNITED STAT[redacted]
SECURITIES AND EXCHAN
Washington, D.C.

11017228

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PRIMARY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
80 WALL STREET, 5TH FLOOR
(No. And Street)

NEW YORK **NEW YORK** **10005**
(City) (State) (Zip

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JIMMY SUNG (212) 300-0060
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PARITZ & COMPANY, P.A.
(Name - *if individual, state last, first, middle name*)

15 WARREN STREET **HACKENSACK** **NEW JERSEY** **07601**
(Address) (City) (State) (Zip Code)

CHECK ONE:
[**X**]Certified Public Accountant
[ ]Public Accountant
[ ]Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 140.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, John Leo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIMARY CAPITAL LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires June 14, 2011

Notary Public

Signature

CHAIRMAN
Title

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (I) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation
[x] (m) A copy of the SIPC Supplemental report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMARY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS:	
Cash	$ 226,919
Due from broker trading account	550,000
Clearing broker deposit	175,000
Commissions receivable	26,974
Securities owned, at market value	326,635
Secured convertible note receivable	100,000
Investment in China SLP Filtration Technology Inc.	530,000
Security deposit	66,244
Property, artwork and equipment	49,157
Other assets	5,847
TOTAL ASSETS	**$2,056,776**

LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 116,416
Securities on margin	383,564
TOTAL LIABILITIES	**499,980**
MEMBER'S CAPITAL	**1,556,796**
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$2,056,776**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 393,559
Trading income	423,544
Investment banking fees	1,209,350
Interest income	4,327
Unrealized loss on securities	(34,384)
TOTAL REVENUES	**1,996,396**
EXPENSES:	
Consulting	365,276
Compensation	153,882
Payroll taxes	15,888
Clearing fees	88,883
Trading fees	110,639
Professional fees	140,090
Investment banking fees	150,007
Rent	148,034
Commissions	493,379
Travel and entertainment	112,215
Office expense	93,438
Depreciation	8,381
Insurance	47,641
Miscellaneous	3,549
TOTAL EXPENSES	**1,931,302**
NET INCOME	**$ 65,094**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

	Contributed Capital	Accumulated Deficit	Total Member's Equity
BALANCE – JANUARY 1, 2010	**$1,485,700**	**$(863,998)**	**$ 621,702**
Member's contributions	870,000	-	870,000
Net income	-	65,094	65,094
BALANCE – DECEMBER 31, 2010	**$2,355,700**	**$(798,904)**	**$1,556,796**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES:	
Net income	$ 65,094
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	8,381
Changes in assets and liabilities:	
Clearing broker deposit	(50,000)
Due from broker trading account	(250,000)
Commissions receivable	28,615
Securities owned	(46,796)
Security deposit	(131)
Accounts payable and accrued expenses	(17,514)
Securities on margin	84,528
Other assets	15,153
NET CASH USED IN OPERATING ACTIVITIES	**(162,670)**
INVESTING ACTIVITIES:	
Acquisition of property, artwork and equipment	(3,848)
Investment in China SLP Filtration Technology Inc.	(530,000)
Investment in secured convertible note receivable	(100,000)
NET CASH USED IN INVESTING ACTIVITIES	**(633,848)**
FINANCING ACTIVITIES:	
Member's contributions	870,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	**870,000**
INCREASE IN CASH	**73,482**
CASH – BEGINNING OF YEAR	**153,437**
CASH – END OF YEAR	**$ 226,919**

See notes to financial statements

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Primary Capital, LLC, (the "Company") is a registered broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation. The Company is a single member LLC whose parent is Leo Capital Markets, LLC.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Valuation and Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the Federally insured limits. The Company has not experienced any losses in such accounts.

Investment

The investment in China SLP Filtration Technology Inc. represents approximately 6% of ownership and is accounted for at cost.

Impairment of Long-Lived Assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Property, Artwork and Equipment

Property, artwork and equipment are stated at cost. Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years. Artwork is not depreciated, but is reviewed annually for impairment.

Income Taxes

The Company is organized as a Limited Liability Company ("LLC"). Accordingly, the Company is taxed as a partnership for Federal and state income tax purposes and does not pay income taxes on its taxable income. Instead, the member is liable for its income taxes.

2 CLEARING BROKER DEPOSIT

The Company is required to maintain clearing deposits with two brokers aggregating $175,000 under the terms of its fully disclosed clearing agreement. The Company is required to maintain excess net capital of $125,000.

3 REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2010 The Company had regulatory net capital of $718,364 which exceeded requirements by $618,364. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

4 SECURITIES OWNED AND ON MARGIN

Marketable securities owned and on margin consisting of trading debt and equity represent securities owned by the Company. As of December 31, 2010, securities at market value were as follows:

	Owned	On Margin
CORPORATE STOCKS	$ 326,635	$ 383,564

5 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted the provisions of Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

- Level 1 – Inputs are unadjusted quoted prices in active markets for identical liabilities available at the measurement date.
- Level 2 – Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
- Level 3 – Inputs are unobservable inputs, which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying value of the Company's short-term items including cash, receivables, accounts payable and accrued expenses approximate fair value. The secured convertible note receivable and the investment in China SLP Filtration Technology Inc. are considered Level 3 inputs.

6 SECURED CONVERTIBLE NOTE RECEIVABLE

In July, 2010 the Company purchased a Secured Convertible Note of American Retail Group ("ARG") which bears interest at 10% per annum and is due on January 12, 2012. Repayment of the note is guaranteed by Oxenuk Equity Fund Corp. under a Limited recourse Guaranty, which guaranty is secured by a pledge of stock.

Upon the closing of a Qualified Financing, as defined, which is accounted for as a sale of equity on ARG's balance sheet, the principal of the note will automatically be converted into common stock of ARG. Upon the closing of a Qualified Financing, as defined, accounted for as a sale of debt on ARG's balance sheet, the principal of the note will be converted into common stock of ARG if the Company informs ARG of its intent to convert within thirty days of the closing. The conversion price is the lesser of (i) $7.00 per share, subject to antidilution provisions, or (ii) 4.5 times ARG's net income for the year ended December 31, 2009, as defined, divided by 14,000,000.

In the event a Qualified Financing does not occur prior to the due date of the note, ARG is responsible to issue the Company a Compensation Warrant permitting the Company to purchase shares of ARG's common stock equal to the principal of the note divided by the Conversion Price referred to above.

7 INVESTMENT IN CHINA SLP FILTRATION TECHNOLOGY INC.

Pursuant to an agreement dated February 13, 2010, the Company purchased 3,369,385 shares of Perpetual Technologies Inc. for an aggregate purchase price of $430,000. In February there was a reverse merger with China SLP Filtration Technologies Inc. in which there was a five for 1 reverse stock split reducing the number of shares to 673,877. The Company also received an additional 290,755 as payment for investment banking fees of $100,000.

8 PROPERTY, ARTWORK AND EQUIPMENT

Property, artwork and equipment at December 31, 2010 are as follows:

	Amount	Estimated Useful Life
Artwork	$ 37,775	5 years
Computer	11,061	7 years
Furniture and equipment	21,410	
	70,246	
Less accumulated depreciation	(21,089)	
	$ 49,157	

9 COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases office space under a lease agreement which expires on June 30, 2013. Rent expense for the year ended December 31, 2010 was approximately $148,000.

Future minimum rental payments are approximately as follows: 2011 - $150,481, 2012 - $152,667, 2013 - $78,224.

Ancora Complaint

In October 2009, the Ohio Division of Securities contacted the Company for information regarding the sale of $725,000 of securities to an Ohio investor. The Company complied with the request in December 2010. Since this request, no further inquiries have been received from the Ohio Division of Securities. This investor has not initiated litigation as of the date of this report. The Company is unable, at this time to make a determination as to the likelihood of an unfavorable outcome or to estimate the amount or range of possible loss and the impact, if any this matter will have on the Company and its operations.

10 RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possibly that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2010

PRIMARY CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Computation of net capital	
Total member's capital from statement of financial condition	$1,556,796
Less – Non-allowable assets	
Property, artwork and equipment – net	49,157
Security deposit	66,244
Blockage	44,927
Other assets	5,847
Investment in China SLP Filtration Technology Inc.	530,000
Secured convertible note receivable	100,000
Net capital before haircuts	760,621
Haircuts on securities positions	
Other securities	42,256
Net capital	**$718,365**
Computation of aggregate indebtedness	
Accounts payable	$116,416
Aggregate indebtedness	$116,416
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 7,761
Minimum dollar per capital requirements	100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$100,000
Excess net capital	**$618,365**
Net capital less 120% of minimum dollar net capital required	**$598,365**
Ratio: aggregate indebtedness to net capital	**0.16 to 1**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$718,365
Net capital, as included in this report	**$718,365**

PRIMARY CAPITAL, LLC

SCHEDULE II

STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company had no liability subordinated to claims of general creditors as of January 1, 2010. In addition, there were none in existence during the year ended December 31, 2010 and, accordingly, there are no changes to report.

PRIMARY CAPITAL, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
Email: paritz@paritz.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Primary Capital, LLC

In planning and performing our audit of the financial statements of Primary Capital, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Hackensack, New Jersey
February 23, 2011

Sauitz & Company P.A

Paritz & Company, P.A.

PRIMARY CAPITAL, LLC

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2010

PRIMARY CAPITAL, LLC

TABLE OF CONTENTS

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
Email: paritz@paritz.com

INDEPENDENT AUDITORS' REPORT

To The Member
Primary Capital, LLC

We have audited the accompanying statement of financial condition of Primary Capital, LLC as of December 31, 2010 and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primary Capital LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hackensack, New Jersey
February 23,2011

Paritz & Company P.A